# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001762444

## Reporting persons
- USV 2019, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,271,932; sole dispositive power 0; shared dispositive power 2,271,932; aggregate amount beneficially owned 2,271,932 (3.2% of the class)
- USV Bundled 2022, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 91,920; sole dispositive power 0; shared dispositive power 91,920; aggregate amount beneficially owned 91,920 (0.1% of the class)
- USV Bundled Investors 2022, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,441; sole dispositive power 0; shared dispositive power 14,441; aggregate amount beneficially owned 14,441 (0.02% of the class)
- USV Investors 2019, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 106,739; sole dispositive power 0; shared dispositive power 106,739; aggregate amount beneficially owned 106,739 (0.1% of the class)
- USV Opportunity 2022, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,543,615; sole dispositive power 0; shared dispositive power 1,543,615; aggregate amount beneficially owned 1,543,615 (2.1% of the class)
- USV 2019 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,378,671; sole dispositive power 0; shared dispositive power 2,378,671; aggregate amount beneficially owned 2,378,671 (3.3% of the class)
- USV Opportunity 2022 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,543,615; sole dispositive power 0; shared dispositive power 1,543,615; aggregate amount beneficially owned 1,543,615 (2.1% of the class)
- USV Bundled 2022 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 106,361; sole dispositive power 0; shared dispositive power 106,361; aggregate amount beneficially owned 106,361 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York 10012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

USV 2019, LP

USV Bundled 2022, LP

USV Bundled Investors 2022, LP

USV Investors 2019, LP

USV Opportunity 2022, LP

USV 2019 GP, LLC

USV Opportunity 2022 GP, LLC

USV Bundled 2022 GP, LLC
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 817 Broadway, 14th Floor, New York, NY 10003.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 71,985,774 shares of Common Stock outstanding as of June 18, 2026 as disclosed by the Issuer.

Consists of (i) 2,271,932 shares held by USV 2019, LP, (ii) 91,920 shares held by USV Bundled 2022, LP, (iii) 14,441 shares held by USV Bundled Investors 2022, LP, (iv) 106,739 shares held by USV Investors 2019, LP, and (v) 1,543,615 shares held by USV Opportunity 2022, LP. USV 2019 GP, LLC is the general partner of and investment manager to each of USV 2019, LP and USV Investors 2019, LP. USV Opportunity 2022 GP, LLC is the general partner of and investment manager to USV Opportunity 2022, LP. USV Bundled 2022 GP, LLC is the general partner of and investment manager to each of USV Bundled 2022, LP and USV Bundled Investors 2022, LP. Each of USV 2019 GP, LLC, USV Opportunity 2022 GP, LLC, and USV Bundled 2022 GP, LLC may be deemed to share beneficially ownership of the shares held by their respective funds, but each disclaims beneficial ownership of the reported shares.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- USV 2019, LP: By: USV 2019 GP, LLC, its General Partner, By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Bundled 2022, LP: By: USV Bundled 2022 GP, LLC, its General Partner, By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Bundled Investors 2022, LP: By: USV Bundled 2022 GP, LLC, its General Partner, By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Investors 2019, LP: By: USV 2019 GP, LLC, its General Partner, By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Opportunity 2022, LP: By: USV Opportunity 2022 GP, LLC, its General Partner, By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV 2019 GP, LLC: By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Opportunity 2022 GP, LLC: By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)
- USV Bundled 2022 GP, LLC: By: /s/ Rebecca Kaden, Rebecca Kaden, Managing Member (06/26/2026)